UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 65879 / December 5, 2011

Admin. Proc. File No. 3-14470

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                                                      :
                    In the Matter of   :
                                                      :
MAYFAIR MINING & MINERALS, INC.   :
                                                      :
                                                      :
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NOTICE THAT INITIAL DECISION HAS BECOME FINAL

       The time for filing a petition for review of the initial decision in this proceeding has
expired.   No such petition has been filed by Mayfair Mining & Minerals, Inc.   The Commission
has not chosen to review the decision on its own initiative.

       Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of
Practice, 1/ that the initial decision of the administrative law judge 2/ has become the final decision
of the Commission with respect to Mayfair Mining & Minerals, Inc.   The order contained in that
decision is hereby declared effective.   The initial decision ordered that, pursuant to Section 12(j)
of the Securities Exchange Act of 1934, that the registration of the registered securities of Mayfair
Mining & Minerals, Inc., is revoked.

       For the Commission by the Office of the General Counsel, pursuant to delegated authority.

                                                      Elizabeth M. Murphy
                                                       Secretary

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1/   17 C.F.R. § 201.360(d).

2/   Mayfair Mining & Minerals, Inc., Initial Decision Rel. No. 440 (Nov. 7, 2011), __ SEC
        Docket ___.

INITIAL DECISION RELEASE NO. 440
ADMINISTRATIVE PROCEEDING
File No. 3-14470

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	
M (2003) PLC (F/K/A MARCONI PLC),	:	INITIAL DECISION AS TO
MAYFAIR MINING & MINERALS, INC.,	:	MAYFAIR MINING &
MM2 GROUP, INC.,	:	MINERALS, INC.
NAYNA NETWORKS, INC.,	:	November 7, 2011
NCT GROUP, INC., and	:	
NEPTUNE INDUSTRIES, INC.	:	
(F/K/A MOVE FILMS, INC.)	:	

APPEARANCES: Mark D. Lanpher and Neil Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

Clive de Larrabeiti for Mayfair Mining & Minerals, Inc.

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Mayfair Mining & Minerals, Inc. (Mayfair).[1] The revocation is based on Mayfair's failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. INTRODUCTION

A. Procedural Background

The Commission initiated this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on July 20, 2011. Mayfair submitted two letters to this Office, one dated July 27, 2011 and the other dated

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[1] This proceeding has ended as to the remaining Respondents. See M(2003) PLC (f/k/a Marconi PLC), Exchange Act Release Nos. 65229 (Aug. 31, 2011) and 65242 (Sept. 1, 2011).

August 25, 2011, which together have been construed as Mayfair's Answer. A prehearing conference was held on August 25, 2011, at which the parties were granted leave to file motions for summary disposition. Briefing on these motions is now complete.[2]

This Initial Decision is based on Mayfair's Answer to the OIP, the Division's Motion, Mayfair's Opposition thereto, Mayfair's Motion, and the Division's Opposition thereto, as well as the Commission's public official records concerning Mayfair, of which official notice is taken pursuant to 17 C.F.R. § 201.323. There is no genuine issue with regard to any material fact, and this proceeding may be resolved by summary disposition, pursuant to 17 C.F.R. § 201.250. The facts in Mayfair's pleadings have been taken as true, except as modified by stipulations or admissions made by Mayfair, by uncontested affidavits, or by facts officially noted. See 17 C.F.R. § 201.250(a). All arguments and proposed findings and conclusions that are inconsistent with this decision were considered and rejected.

B. <u>Allegations and Arguments of the Parties</u>

The OIP alleges that Mayfair's securities are registered with the Commission pursuant to Section 12(g) of the Exchange Act and that Mayfair is delinquent in its periodic filings with the Commission, having repeatedly failed to file timely periodic reports. See OIP, p. 2. The Division argues that Mayfair has not filed any quarterly periodic reports for more than four years, and that its recently-filed annual periodic reports are materially deficient. Division's Motion, p. 7. The Division requests the revocation of the registration of Mayfair's securities. Division's Motion, p. 21.

Mayfair contends that its filings contain "all material facts and disclosures" and "constitute complete material disclosure for investors." Mayfair Motion, p. 2. Mayfair also argues that it has made "good faith efforts to comply with [the Commission's] requirements." Mayfair Oppo., p. 1.

II. FINDINGS OF FACT

Mayfair does not dispute that it is a Nevada corporation located in Lindfield, West Sussex, United Kingdom, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). OIP, p. 2; Answer; Ex. 1. Mayfair also does not dispute that as of July 12, 2011 its common stock (ticker "MFMM") was quoted on OTC Link and had nine market makers. OIP, p. 2; Answer; see also Ex. 7.

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[2] The Division of Enforcement (Division) filed a Motion for Summary Disposition (Division's Motion). Filed with the Division's Motion were the Declaration of Neil Welch, Jr. (Welch Decl.), which includes 10 exhibits (Ex. 1 through Ex. 10), and the Declaration of Chauncey L. Martin (Martin Decl.). The Division also filed an Opposition to Respondent's Motion for Summary Disposition (Division's Oppo.). Mayfair filed a Motion for Summary Disposition (Mayfair's Motion) with one exhibit, a letter from Malone Bailey LLP (Auditor Letter), Mayfair's auditor. Mayfair also filed a letter dated October 20, 2011, which is construed as an Opposition to the Division's Motion (Mayfair's Oppo.). Neither party filed a timely reply.

On March 12, 2010, the Commission sent a delinquency letter to Mayfair by registered mail. Ex. 2. This letter noted that Mayfair was apparently not in compliance with the reporting requirements of Section 13(a) of the Exchange Act, and requested that Mayfair, within 15 days, file all required reports. Id., p. 1. It also warned that failure to file all required reports within 15 days may result in an administrative proceeding to revoke its registration pursuant to Section 12(j) of the Exchange Act – that is, the present proceeding. Id.

On April 15, 2010, Mayfair's counsel faxed a letter to the Commission asserting "Mayfair's commitment to file all of its required reports within sixty (60) days." Ex. 3. Between May 18, 2010 and September 8, 2011, Mayfair filed six Forms 10-K and 10-K/A, for the fiscal years ending on March 31 of 2007, 2008, 2009, 2010, and 2011, as well as four Forms 8-K. Ex. 4, p. 1.

However, Mayfair last filed a Form 10-Q on July 31, 2007, for the quarter ending on December 31, 2006. Ex. 4, p. 2. Moreover, all of its Forms 10-K filed since May 2010 are materially deficient because, among other things, they include unaudited financial statements. Martin Decl., pp. 3-6. Mayfair asserts that its filings "give the fullest and most accurate disclosures possible under the securities laws and provide the [Commission] and the financial marketplace with a full and complete disclosure to the fullest extent required by law." Mayfair Oppo. Nonetheless, it offers no evidence to rebut or contradict the Martin Declaration, or to otherwise raise a genuine issue of material fact regarding the adequacy of its recent filings.

On July 20, 2011, the date the OIP issued, the Commission also issued an order temporarily suspending trading in Mayfair's securities. Ex. 5. On August 25, 2011, at the prehearing conference, Mayfair's representative stated that the company intended to file all 13 of its delinquent Forms 10-Q by the end of September 2011. Ex. 6, pp. 4-5. According to EDGAR records, Mayfair has filed no required periodic reports since it filed a Form 10-K on September 8, 2011.

III. CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885. There is no genuine issue of material fact that Mayfair failed to file its required periodic quarterly reports for every period after the quarter ending on December 31, 2006, and that its annual reports for the fiscal years ending on March 31 of 2007, 2008, 2009, 2010, and 2011 are materially deficient. Accordingly, Mayfair violated Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.[3]

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[3] The Division also alleges violations of Exchange Act Sections 13(d) and 16(a) and the rules thereunder. Division's Motion, pp. 14-17. However, such allegations are not found in the OIP. Assuming that Mayfair had no duty to take action under Sections 13(d) and 16(a), resolving these allegations does not help either party; conversely, assuming that Mayfair had such a duty, its EDGAR entries reveal that it did not comply with Sections 13(d) or 16(a), and resolving these

IV. SANCTION

In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39. The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id. at 439.

Mayfair's violations are serious in that failure to file adequate periodic reports violates a central provision of the Exchange Act. The purpose of periodic reporting is to supply investors with current and accurate financial information about an issuer so that they may make sound investment decisions. Gateway, at 441. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Congress extended the reporting requirements even to companies that are "relatively unknown and insubstantial." Id. (quoting legislative history).

Mayfair's violations are recurrent. The Commission has found reporting violations for durations shorter than Mayfair's to be recurrent. Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13495 (respondent failed to file seven required periodic reports due over a two-year period); Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6252 (respondent's failure to file eight filings over an eighteen-month period considered recurrent). Because of the central importance of Section 13(a)'s reporting requirements, and Mayfair's repeated failure to file adequate periodic reports over a period of almost five years, Mayfair's violations are recurrent.

Mayfair is culpable for failing to file its periodic reports. Scienter is not required to establish an issuer's liability under Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. Nature's Sunshine Products, Inc., 95 SEC Docket at 13494. Indeed, Mayfair concedes that it "seek[s] to bring all of [its] financial statements" into compliance. Mayfair's Oppo.

Mayfair has made an effort to remedy its past violations, by filing approximately one-third of its required periodic reports between the time it received the delinquency letter and the present (namely, six Forms 10-K or 10-K/A but none of the 13 required Forms 10-Q). This is an "important factor" to consider in evaluating the need for revocation. e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 83 SEC Docket 3586, 3592. However, apparently unlike the registrant in e-Smart, Mayfair's recent filings are materially deficient. Id.

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allegations can only help the Division. Because the parties' Motions have been decided entirely in the Division's favor, resolving these allegations is not necessary.

at 3590. Indeed, they are materially deficient in ways that create a presumption that they are misleading or inaccurate. Martin Decl., p. 2 (citing 17 C.F.R. § 210.4-01(a)(1)). Mayfair's efforts to remedy its past violations are accordingly inadequate, and do not significantly mitigate its misconduct.

Mayfair's efforts to ensure future compliance and its assurances against future violations are similarly inadequate. Mayfair's auditor has not predicted when it will complete its audits. Auditor Letter. As of September 19, 2011, Mayfair had not even provided to its auditor all needed information for any period after 2007. Id. It claims that it will "continue to seek to bring all of its financial statements" into compliance, but provides no timetable, gives no explanation for why it has been non-compliant for almost five years, offers no assurance that it will follow the law in the future, and asserts – despite all evidence to the contrary – that its current incomplete and inadequate filings "give the fullest and most accurate disclosures possible under the securities laws." Mayfair's Oppo. It predicted that it would file all of its delinquent reports by mid-June 2010, but it did not. Ex. 3. It then predicted that it would file all of its delinquent quarterly reports by the end of September 2011, but it did not. Ex. 6, pp. 4-5. The only reasonable conclusion is that Mayfair will continue violating the reporting requirements in the future.

In sum, because of Mayfair's failure to file any required quarterly reports since July 2007, and because of its failure to file any adequate required annual reports for any year since the fiscal year ended March 31, 2006, the investing public does not have access to Mayfair's complete past and current financial information, and there is insufficient assurance that Mayfair will cure these deficiencies. Thus, a suspension of registration for a period of twelve months is not an appropriate disposition. Rather, revocation of the registration of Mayfair's registered securities will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act.

V. ORDER

It is hereby ORDERED that the Division's Motion is GRANTED and Mayfair's Motion is DENIED.

It is further ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j), the REGISTRATION of the registered securities of Mayfair Mining & Minerals, Inc., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Cameron Elliot
Administrative Law Judge

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